Exhibit 99.1

Q4 2021 EARNINGS CONFERENCE CALL FEBRUARY 11, 2022

Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : the 2035 carbon emissions reduction target, actions being taken towards achieving the target, and the projected asset mix upon achieving the target ; forecast capital expenditures for 2022 and 2022 - 2026 , including cleaner energy and transmission investments ; the expectation that the COVID - 19 pandemic will not significantly impact capital expenditures in 2022 ; forecast rate base and rate base growth in 2022 and through 2026 ; the nature, timing, benefits and costs of certain capital projects and additional opportunities beyond the capital plan ; targeted average annual dividend growth through 2025 ; the expected debt issuance by ITC in May 2022 ; the expected timing, outcome and impacts of regulatory proceedings ; expected funding sources for the capital plan ; expected capital structure stability through 2026 ; and expected debt maturities . Forward looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information, including, without limitation : no material adverse effects from the COVID - 19 pandemic ; reasonable regulatory decisions and the expectation of regulatory stability ; the successful execution of the capital plan ; no material capital project or financing cost overrun ; no material changes in the assumed U . S . dollar to Canadian dollar exchange rate ; sufficient human resources to deliver service and execute the capital plan ; no significant variability in interest rates ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully, and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base . FORWARD - LOOKING INFORMATION 2

DAVID HUTCHENS PRESIDENT AND CEO

4 2021 YEAR - IN - REVIEW EXECUTED CAPITAL PLAN EXPENDITURES $3.6 Billion ADVANCED ESG OBJECTIVES TCFD supporter, board gender parity, enhanced disclosures DELIVERED SAFE & RELIABLE SERVICE Through a second pandemic year REDUCED GHG EMISSIONS 20% lower since 2019 DELIVERED EPS GROWTH ~5% absent foreign exchange INCREASED DIVIDEND 6% 48 years of consecutive increases supporting strong shareholder returns

2.2 2.1 1.8 1.9 2.3 3.9 3.5 3.8 3.3 2017 2018 2019 2020 2021 5 DELIVERING SAFE AND RELIABLE SERVICE ALL INJURY FREQUENCY RATE (1) AVERAGE ELECTRICITY CUSTOMER OUTAGE DURATION (2) 1.38 1.45 1.45 1.09 1.40 2017 2018 2019 2020 2021 Fortis USA Bureau of Labor Statistics (2017 - 2020 Average) (3) Canadian Electricity Association (2017 - 2020 Average) (3) 1.64 Fortis Canadian Electricity Association and U.S. Energy Information Administration Average (3) 1.73 (1) Injuries per 200,000 hours worked. (2) Based on weighted average of Fortis’ customer count in each jurisdiction. (3) 2021 industry comparators will be available later in 2022.

SUPERIOR 20 - YEAR TOTAL SHAREHOLDER RETURN Note: Cumulative 20 - year total shareholder return as at December 31, 2021 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 2021 FTS S&P/TSX Capped Utilities Index S&P/TSX Composite Index 975% 549% 373% 1 - Year 21.8% 5 - Year 12.1% 10 - Year 10.2% 20 - Year 12.6% CUMULATIVE 20 - YEAR TOTAL SHAREHOLDER RETURN AVERAGE ANNUAL TOTAL SHAREHOLDER RETURNS 6

-1 -0.9 -0.8 -0.7 -0.6 -0.5 -0.4 -0.3 -0.2 -0.1 0 - 2 4 6 8 10 12 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Actual Forecast 2019 2035 CARBON EMISSIONS REDUCTION TARGET ON TRACK 75% REDUCTION IN SCOPE 1 EMISSIONS BY 2035 COMPARED TO 2019 LEVELS Achieved 20% Carbon Emissions Reduction Since 2019 • Exiting coal - fired generation by 2032 • Installing ~2,400 MW (3) of new wind and solar and 1,400 MW of battery storage • 99% of assets expected to be energy delivery or carbon - free generation ~2.5M tonnes CO 2 e 250 MW Oso Grande 100 MW Wilmot Solar (1)(2) 99 MW Borderlands (1) 2021 CLEAN GENERATION ADDITIONS IN ARIZONA TRANSITION TO 2035 (1) Power purchase agreement (2) Wilmot also has 30 MW of battery storage (3) Includes ~450 MW placed in - service in 2021 2021 7

$3.6B $4.0B 2021A 2022F RATE BASE 2022 CAPITAL PLAN ON TRACK CAPITAL EXPENDITURES $600M Cleaner Energy Investments (1) (1) Cleaner energy investments defined as capital that reduces air emissions, water usage and/or increases customer energy effici enc y. (2) U.S. doll ar - denominated capital expenditures and rate base converted at a forecast USD:CAD foreign exchange rate of 1.25. (3) Reflects rate base using USD:CAD foreign exchange rate of 1.25 for comparison purposes. $29.3B $31.1B $33.5B 2020A 2021A 2022F (3) Note: Capital Expenditures are a forward - looking Non - U.S. GAAP financial measure calculated in same manner as Capital Expenditur es. Refer to slide 22 for the Non - U.S. GAAP reconciliation. 8 (2) (2)

HIGHLY EXECUTABLE CAPITAL PLAN SUPPORTS LOW-RISK RATE BASE GROWTH OF ~6%

CAPITAL PLAN



30%
7%
6%
6%
4%
5%
9%
33%
$20B
2022-2026
Capital Plan
$3.8B
Cleaner Energy Investments(1)
Distribution
Transmission supporting cleaner energy
Clean Generation
Information Technology
Transmission
RNG/LNG
Traditional Generation
Other

RATE BASE



$31.1B
~6% CAGR(2)
$41.6B
2021A
2026F

Note: The Capital Plan is a forward-looking Non-U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to slide 22 for the Non-U.S. GAAP reconciliation. U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.25 for 2022-2026.

(1) Cleaner energy investments defined as capital that reduces air emissions, water usage and/or increases customer energy efficiency.

(2) Refer to the 2021 MD&A glossary for the calculation of CAGR. U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.25 for 2021-2026. Rate base refers to the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct.

FORTIS

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10 UPDATE ON OPPORTUNITIES TO EXPAND & EXTEND GROWTH • In January 2022, the Ontario government issued a letter acknowledging the project benefits and authorized IESO to advance contract negotiations with ITC and requested a report back in late March • Project expected to: ▪ Provide ~$100M of annual savings to customers ▪ Up to 2 to 3 million tons of CO 2 reductions annually • Project is not included in five - year capital plan ▪ Fully permitted in both the U.S. and Canada ▪ Finalization of transmission service agreement required to advance to construction phase LAKE ERIE CONNECTOR • In March 2021, MISO outlined a long - range transmission planning roadmap with a focus on system constraints and configuration options • In February 2022, FERC cost allocation filing made by MISO and a majority of the MISO transmission owners • Visibility on initial projects expected in Q2 2022 • ITC has Right of First Refusal (ROFR) in Iowa, Michigan and Minnesota ▪ In December 2021, Michigan approved Transmission Infrastructure Planning Act providing ROFR in the state LONG RANGE TRANSMISSION PLAN

48 YEARS of Consecutive Dividend Increases DIVIDEND GUIDANCE SUPPORTED BY LONG - TERM GROWTH STRATEGY 73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 6% Average Annual Dividend Growth Guidance through 2025 11 11

JOCELYN PERRY EXECUTIVE VICE PRESIDENT AND CFO

FOURTH QUARTER RESULTS

REPORTED EPS


$0.71
$0.69
Q4 2020
Q4 2021

ADJUSTED EPS


$0.69
$0.63
Q4 2020
Q4 2021

Q4 ADJUSTED EPS DRIVERS

- Unfavourable Weather Impacts in Arizona and Belize ($0.04)
- Higher Non-Recoverable Costs ($0.03)
  - Central Hudson Performance Targets
  - Stock-Based Compensation, particularly at ITC
- Lower Gains on Retirement Investments at UNS Energy ($0.01)
- Timing of Earnings at FortisAlberta, as expected ($0.02)
- Lower FX ($0.01) and Weighted Average Shares ($0.01)
- Above items mitigated by:
  - ⬆ Rate base growth as well as higher transmission revenue in Arizona
  - ⬆ Conclusion of rate case in New York

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to slide 22 for the Non-U.S. GAAP reconciliation.

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$2.60 $2.61 2020 2021 $2.57 $2.59 2020 2021 Foreign Exchange Lowered EPS ($0.10) OVER 2020 Adjusted EPS $0.02 OVER 2020 Note: Adjusted EPS is a Non - U.S. GAAP financial measure. Refer to slide 22 for the Non - U.S. GAAP reconciliation. 14 REPORTED EPS ADJUSTED EPS ANNUAL RESULTS Absent Foreign Exchange Impact ~ 5% ADJUSTED EPS GROWTH

EXCLUDING FX, EPS ~5% OVER 2020 15 (1) Non - U.S. GAAP financial measure. Refer to slide 22 for the Non - U.S. GAAP reconciliation. (2) Based on average USD:CAD foreign exchange rate of 1.25 in 2021 compared to 1.34 in 2020. (3) Refer to slide 16 for more details on earnings drivers for UNS Energy. (4) Includes FortisBC Energy, FortisAlberta and FortisBC Electric. (5) Reflects percentage change in year - over - year utility earnings, excluding foreign exchange impacts. ANNUAL EPS DRIVERS $2.57 $0.18 $2.59 2020 Adjusted EPS Regulated Utilities Energy Infrastructure Weighted Average Shares Foreign Exchange 2021 Adjusted EPS (1) (1) ($MILLIONS) YoY Adjusted EPS Growth YoY Adjusted Earnings Growth % (5) ITC $0.07 9% UNS Energy (3) $0.02 4% Central Hudson $0.02 7% Western Canada (4) $0.05 6% Other Electric $0.02 7% REGULATED UTILITY GROWTH REGULATED UTILITIES INCREASED EPS $0.18 OVER 2020 ($0.03) ($0.03) ($0.10) (2)

v 16 YEAR - OVER - YEAR ANNUAL EPS DRIVERS AT UNS Higher Net Margin (1) +$0.10 Includes new retail rates at TEP, wholesale revenues, and TEP FERC rate settlement Planned Maintenance ($0.03) Primarily at Sundt and Springerville generating facilities Weather Impacts ($0.05) 2020 hottest summer on record Annual EPS Increase $0.02 ~4% Earnings Growth Absent FX at UNS WEATHER AND HIGHER O&M TEMPER NEW RATES IN ARIZONA (1) Net of depreciation, operating maintenance and finance charges.

$ 1.6 B $ 1.3 B $ 3.2 B $ 4.3 B Remaining Capacity CREDIT FACILITIES Dec. 31, 2021 Dec. 31, 2020 Utilized OVER $1B DEBT RAISED IN 2021 • Fortis ▪ $500M 7 - year 2.18% notes • UNS Energy ▪ US$325M 30 - year 3.25% notes • FortisBC Energy ▪ $150M 10 - year 2.42% debentures • ITC ▪ US$75M 30 - year 2.90% notes ▪ US$75M 30 - year 3.05% notes (1) ▪ US$375M interest rate swaps at 1.471% for long - term debt due in November 2022 • Central Hudson ▪ US$75M 30 - year 3.29% notes ▪ US$55M 30 - year 3.22% notes (1) Notes priced in July 2021 with an expected issuance date in May 2022. (2) The Corporation’s unsecured $500M 1 - year term committed credit facility expired in April 2021 and was not renewed. (3) S&P rating reflects the issuer credit rating. Fortis’ unsecured debt rating is BBB+. (2) 17 LIQUIDITY & CREDIT RATINGS A - (3) Baa3 A (low) CREDIT RATINGS 17

NOTICE OF PROPOSED RULEMAKING (NOPR) ON INCENTIVES – In April 2021, FERC issued a supplemental NOPR proposing to eliminate the 50 bps regional transmission organization (RTO) adder for transmission owners that have been RTO members for more than three years; stakeholder comments filed in June 2021; initial NOPR issued in March 2020 remains outstanding GENERAL RATE APPLICATION – Joint proposal approved by NYPSC in November 2021 with retroactive application to July 2021; three - year rate plan includes allowed ROE of 9.0% and equity ratio of 50% in rate year 1, 49% in rate year 2 and 48% in rate year 3 THIRD PBR TERM – In July 2021, the AUC confirmed that FortisAlberta will return to a third PBR term commencing in 2024 following the completion of cost of service rebasing in 2023 GCOC – In January 2022, the AUC initiated a proceeding to consider whether current cost of capital parameters should be maintained for 2023; decision expected as early as March 2022; AUC also confirmed that it will begin a separate process to explore a formula - based approach to cost of capital for 2024 and beyond GENERIC COST OF CAPITAL PROCEEDING (GCOC) – GCOC proceeding initiated in 2021 including a review of the common equity component of capital structure and the allowed ROE; proceeding is expected to continue into 2022 and the effective date of any change in the cost of capital for 2022 and beyond remains unknown REGULATORY UPDATE 18 TEP FERC RATE CASE – Settlement in principle reached in August 2021 and filed with FERC in December 2021; key provisions of the settlement include an allowed ROE of 9.79% and a single, rolled - in rate design; subject to conclusion of the proceeding, formula transmission rates charged under the 2019 FERC order remain subject to refund

WHY INVEST IN FORTIS? LOW - RISK Growth Profile WELL - RUN Local Utilities Virtually All REGULATED Focused on ENERGY DELIVERY ESG Leader 6% DIVIDEND Growth Guidance Geographic & Regulatory DIVERSITY INNOVATIVE 19

UPCOMING EVENTS • Q1 2022 – May 4, 2022 • Q2 2022 – July 28, 2022 EXPECTED EARNINGS RELEASE DATES 20

Q4 2021 EARNINGS CONFERENCE CALL FEBRUARY 11, 2022

NON-U.S. GAAP RECONCILIATION

($MILLIONS, EXCEPT EPS)	Q4 2021	Q4 2020	VARIANCE	2021	2020	VARIANCE
Adjusted Net Earnings						
Net Earnings	328	331	(3)	1,231	1,209	22
Adjusting Items:						
Unrealized gain on mark-to-market of derivatives[1]	(28)	(11)	(17)	(12)	-	(12)
May 2020 FERC decision[2]	-	-	-	-	(27)	27
U.S. tax reform[3]	-	-	-	-	13	(13)
Adjusted Net Earnings	300	320	(20)	1,219	1,195	24
Adjusted Net Earnings per Share	$0.63	$0.69	($0.06)	$2.59	$2.57	$0.02
Capital Expenditures						
Additions to property, plant and equipment	897	1,204	(307)	3,189	3,857	(668)
Additions to intangible assets	77	37	40	197	182	15
Adjusting Item:						
Wataynikaneyap Transmission Power Project[4]	35	44	(9)	178	138	40
Capital Expenditures	1,009	1,285	(276)	3,564	4,177	(613)

Note: Refer to Non-GAAP Financial Measures section of the 2021 Annual MD&A for additional details surrounding the Non-US GAAP reconciliation

(1) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax expense of $11 million and $5 million for Q4 2021 and 2021, respectively (income tax expense of $4 million and $nil for Q4 2020 and 2020), included in the Energy Infrastructure segment.
(2) Represents prior period impacts of the May 2020 FERC base ROE decision, net of income tax expense of $11 million, included in the ITC segment.
(3) Represents income tax expense resulting from the finalization of U.S. tax reform and associated anti-hybrid regulations, included in the Corporate and Other segment.
(4) Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment.

FORTIS

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FOURTH QUARTER EARNINGS VARIANCE ANALYSIS BY BUSINESS UNIT ($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS) Q4 2021 ADJUSTMENT ADJUSTED Q4 2021 (1) Q4 2020 ADJUSTMENT ADJUSTED Q4 2020 (1) VARIANCE Regulated – Independent Electric Transmission ITC 103 - 103 109 - 109 (6) Regulated – U.S. Electric & Gas UNS Energy 33 - 33 45 - 45 (12) Central Hudson 39 - 39 35 - 35 4 72 - 72 80 - 80 (8) Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 78 - 78 74 - 74 4 FortisAlberta 23 - 23 33 - 33 (10) FortisBC Electric 14 - 14 13 - 13 1 Other Electric (2) 29 - 29 32 - 32 (3) 144 - 144 152 - 152 (8) Non - Regulated Energy Infrastructure 40 (28) 12 27 (11) 16 (4) Corporate and Other (31) - (31) (37) - (37) 6 Common Equity Earnings 328 (28) 300 331 (11) 320 (20) Weighted Average Shares (# millions) 473.7 - 473.7 465.8 - 465.8 7.9 EPS $0.69 ($0.06) $0.63 $0.71 ($0.02) $0.69 ($0.06) (1) Non - U.S. GAAP financial measure. Refer to slide 22 for the Non - U.S. GAAP reconciliation. (2) Includes Eastern Canadian and Caribbean electric utilities FOURTH QUARTER RESULTS BY BUSINESS UNIT 23

ANNUAL EARNINGS VARIANCE ANALYSIS BY BUSINESS UNIT ($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS) 2021 ADJUSTMENT ADJUSTED 2021 (1) 2020 ADJUSTMENT ADJUSTED 2020 (1) VARIANCE Regulated – Independent Electric Transmission ITC 426 - 426 449 (27) 422 4 Regulated – U.S. Electric & Gas UNS Energy 292 - 292 302 - 302 (10) Central Hudson 93 - 93 91 - 91 2 385 - 385 393 - 393 (8) Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 185 - 185 175 - 175 10 FortisAlberta 141 - 141 133 - 133 8 FortisBC Electric 59 - 59 56 - 56 3 Other Electric (2) 118 - 118 112 - 112 6 503 - 503 476 - 476 27 Non - Regulated Energy Infrastructure 38 (12) 26 39 - 39 (13) Corporate and Other (121) - (121) (148) 13 (135) 14 Common Equity Earnings 1,231 (12) 1,219 1,209 (14) 1,195 24 Weighted Average Shares (# millions) 470.9 - 470.9 464.8 - 464.8 6.1 EPS $2.61 ($0.02) $2.59 $2.60 ($0.03) $2.57 $0.02 ANNUAL RESULTS BY BUSINESS UNIT (1) Non - U.S. GAAP financial measure. Refer to slide 22 for the Non - U.S. GAAP reconciliation. (2) Includes Eastern Canadian and Caribbean electric utilities 24

(1) U.S. dollar - denominated rate base converted at a USD:CAD foreign exchange rate of 1.25. (2) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities. RATE BASE (1) ($BILLIONS, EXCEPT FOR CAGR) 2021A 2022F 2023F 2024F 2025F 2026F 5 - YEAR CAGR to 2026 Regulated - Independent Electric Transmission ITC (2) 9.5 10.1 11.0 11.6 12.1 12.6 5.9% Regulated – U.S. Electric & Gas UNS Energy 5.8 6.5 6.7 6.9 7.4 8.0 6.4% Central Hudson 2.2 2.4 2.6 2.7 3.0 3.1 7.4% Total Regulated – U.S. Electric & Gas 8.0 8.9 9.3 9.6 10.4 11.1 6.7% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 5.2 5.4 5.6 6.0 6.5 7.1 6.4% FortisAlberta 3.8 4.0 4.1 4.3 4.5 4.7 4.1% FortisBC Electric 1.5 1.5 1.6 1.7 1.7 1.8 4.1% Other Electric (3) 3.1 3.6 4.1 4.1 4.2 4.3 7.4% Total Regulated - Canadian & Caribbean Electric & Gas 13.6 14.5 15.4 16.1 16.9 17.9 5.8% Total Rate Base Forecast 31.1 33.5 35.7 37.3 39.4 41.6 6.0% 2021 - 2026 RATE BASE BY BUSINESS UNIT 25

CAPITAL PLAN (1) ($MILLIONS) 2022F 2023F 2024F 2025F 2026F 2022 - 2026 TOTAL Regulated - Independent Electric Transmission ITC 998 999 1,010 998 1,000 5,005 Regulated – U.S. Electric & Gas UNS Energy 704 810 924 729 725 3,892 Central Hudson 344 335 311 331 349 1,670 Total Regulated – U.S. Electric & Gas 1,048 1,145 1,235 1,060 1,074 5,562 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 622 585 798 761 1,078 3,844 FortisAlberta 445 477 494 534 544 2,494 FortisBC Electric 156 127 120 129 127 659 Other Electric (2) 621 470 357 443 387 2,278 Total Regulated - Canadian & Caribbean Electric & Gas 1,844 1,659 1,769 1,867 2,136 9,275 Non - Regulated 77 36 27 26 28 194 Total Capital Plan 3,967 3,839 4,041 3,951 4,238 20,036 (1) Capital Plan is a forward - looking non - U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to sl ide 22 for the Non - U.S. GAAP reconciliation. U.S. dollar - denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.25. (2) Comprises Eastern Canadian and Caribbean electric utilities. 2022 - 2026 CAPITAL PLAN BY BUSINESS UNIT 26

ESG LEADERSHIP More than $10 MILLION of community investment in 2021 Continued focus on ENERGY DELIVERY Industry leader in SAFETY AND RELIABILITY Carbon emissions reduction target of 75% BY 2035 using a 2019 base year (1) Industry recognition for STRONG GOVERNANCE grounded in local leadership & independence Focused on DIVERSITY, EQUITY AND INCLUSION Women represent 50% of the Fortis Board; 60% of Fortis utilities have either a female CEO or Board Chair; DEI Advisory Council established 27 (1) Achieved a 20% carbon emissions reduction since 2019

MAJOR CAPITAL PROJECTS

($ MILLIONS)	TOTAL INCURRED TO THE END OF 2021	2022-2026 PLAN(1)	ESTIMATED COMPLETION DATE
ITC Multi-Value Regional Transmission Projects	710(2)	154	2023
ITC 34.5 to 69kV Transmission Conversion Project	482	145	Post-2026
UNS Vail-to-Tortolita Project	21	240	2025
FortisBC Eagle Mountain Woodfibre Gas Line Project(3)	-	350	2026
FortisBC Transmission Integrity Management Capabilities Project	30	222	Post-2026
FortisBC Inland Gas Upgrade Project	128	144	2025
FortisBC Okanagan Capacity Upgrade	16	201	2024
FortisBC Tilbury 1B Project	29	355	Post-2026
FortisBC Tilbury LNG Storage Expansion(4)	16	457	Post-2026
FortisBC Gas Advanced Metering Infrastructure (AMI) Project	-	380	Post-2026
Wataynikaneyap Transmission Power Project(5)	355	357	2024


5-Year Capital Plan
Major Capital Projects 15%
Smaller Projects 85%

Note: Major capital projects are defined as projects, other than ongoing maintenance projects, individually costing $200 million or more. Total project costs include forecasted capitalized interest and non-cash equity component of allowance for funds used during construction, where applicable.

(1) U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD exchange rate of 1.25 for 2022 through 2026.
(2) Reflects capital expenditures since date of acquisition of ITC on October 14, 2016.
(3) Capital plan is net of forecast customer contributions.
(4) Previously disclosed as Tilbury LNG Resiliency Tank.
(5) Represents Fortis' 39% share of the estimated capital spending for the project.

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INVESTMENT-GRADE CREDIT RATINGS

COMPANY	S&P Global	MOODY'S	MORNINGSTAR
Fortis Inc.	A-[1]	Baa3	A (low)
ITC Holdings Corp.	A-[1]	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	A-	Baa1	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A

(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings.
The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.

FORTIS



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Q4 SALES TRENDS • Total Q4 retail electric sales largely consistent with last year; reflect weather impacts in Arizona and British Columbia • Commercial and industrial (“C&I”) electric sales up 3% across portfolio of utilities • Residential electric sales down 3% mainly due to milder weather in Arizona RETAIL ELECTRIC SALES (1) Q4 2021 vs. Q4 2020 SALES TRENDS N/A • Peak load up 7% mainly due to weather - 6% • Overall decrease due to milder weather and reduced heating load; Excluding weather, retail sales down 2% - • Overall retail sales flat; Residential sales down 4%; C&I up 4% +4% (2) • Gas sales up 10% due to colder temperatures; Residential electric sales up 7%; C&I electric sales up 1% - • Overall energy deliveries flat; residential sales down 4% due to milder weather; C&I up 2% +4% • Residential sales up 2%; C&I up 9% • Caribbean sales up 11% due to ongoing recovery of tourism industry Other Electric (1) Excludes wholesale sales at UNS Energy. (2) Reflects change in retail electric sales at FortisBC Electric. 30

2021 SALES TRENDS • Total retail electric sales up 1% over 2020 ; reflects weather impacts in Arizona and British Columbia • Commercial and industrial (“C&I”) electric sales up 2% across portfolio of utilities • Residential electric sales down 1% mainly due to milder weather in Arizona RETAIL ELECTRIC SALES (1) 2021 vs. 2020 SALES TRENDS N/A • Peak load up 2% mainly due to weather and temporary closure of auto manufacturers and suppliers in Q2 2020 - 3% • Overall decrease due to milder weather and reduced heating load; Excluding weather, retail sales down 1% +1% • Residential sales flat; C&I up 1% +5% (2) • Gas sales up 4% due to colder temperatures; Residential electric sales up 4%; C&I electric sales up 6% +3% • Residential sales up 4% driven by weather; C&I up 3% +1% • Residential sales flat; C&I up 3.5% • Caribbean sales up 6% due to ongoing recovery of tourism industry Other Electric 31 (1) Excludes wholesale sales at UNS Energy. (2) Reflects change in retail electric sales at FortisBC Electric.

FOREIGN EXCHANGE EXPOSURE EARNINGS AND CAPITAL PLAN HEDGING ACTIVITIES • ~65% of operating earnings (1) from U.S. and Caribbean • ~55% of $20.0B five - year capital plan from U.S. and Caribbean • Five - year plan translated at a forecast USD:CAD FX rate of 1.25 • U.S. dollar - denominated debt at corporate level • Average rate forward contracts EXCHANGE RATE SENSITIVITY FIVE - CENT CHANGE IN USD:CAD • Average annual EPS: ~$0.06 • Five - year capital plan: ~$450M (1) Non - U.S. GAAP financial measure as at December 31, 2021. Excludes Net Expense from the Corporate and Other segment. 32

MANAGEABLE DEBT MATURITIES $- $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 2022F 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 10 - YEAR AVERAGE: $1.0B Note: Debt as at December 31, 2021 and excludes any new debt issuances during the forecast period. Excludes repayments of fin anc e leases along with the current portion of credit facilities, which are assumed to be extended by one - year annually. billions 33